MASTERWORKS

## Available Now: Mark Bradford (19.2% | $7,770,000)

**Recently Sold Paintings[1]**

| Artist | Annualized Net Return | Days held |
| --- | --- | --- |
| Albert Oehlen | 33.7% | 354 days held |
| George Condo | 31.7% | 532 days held |
| Sam Gilliam | 33.1% | 791 days held |



# Available Now

MARK BRADFORD



**Price Appreciation of Similar Works**

# 19.2%*

**INVEST NOW**

Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprises paintings by Mark Bradford with the following criteria: works on canvas executed 2007 to present that measure between 60 inches by 60 inches and 160 inches by 160 inches, excluding examples that incorporate end papers. The set of similar works includes a painting acquired by Masterworks 116, LLC from a private dealer on February 28, 2022 for $5,275,000. The data was sourced from publicly available auction records and does not include private sales

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.